ITERIS, INC.

1700 Carnegie Avenue, Suite 100
Santa Ana, CA 92705

February 11, 2020

Filed via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Iteris, Inc.
Registration Statement on Form S-3 (File No. 333-235699)

Acceleration Request
Requested Date:	Wednesday, February 12, 2020
Requested Time:	5:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-235699) (the “Registration Statement”) of Iteris, Inc. (the “Registrant”), so that such Registration Statement will be declared effective at the Requested Date and Requested Time set forth above, or as soon thereafter as is practicable.

The Registrant understands that the staff of the U.S. Securities and Exchange Commission will consider this request for acceleration as confirmation by the Registrant of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the registered securities covered by the Registration Statement.

Once the Registration Statement is declared effective, please confirm the event orally with our outside legal counsel, Loeb & Loeb LLP, by contacting Allen Z. Sussman at (310) 282-2375.

Thank you for your assistance with this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Mr. Sussman directly.

Very truly yours,

ITERIS, INC.

By:	/s/ Joseph Bergera
Joseph Bergera
Chief Executive Officer